QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, Nevada 89117
(702) 430-5800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
(212) 813-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$13,519,569.00	$1,569.62

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.50 (i.e., the tender offer price) and (ii) 9,013,046, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. ("Shares") that may be tendered pursuant to the tender offer. Such estimated maximum number of Shares represents the 22,606,476 Shares outstanding as of April 13, 2011, less the 13,593,430 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO

        This Tender Offer Statement and Rule 13e-3 Transaction Statement (this "Schedule TO") relates to the offer by Pacific International Group Holdings LLC, a Nevada limited liability company ("Pacific"), to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the "Shares"), of Platinum Energy Resources, Inc., a Delaware corporation ("Platinum"), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 26, 2011 (the "Offer to Purchase") and the related Letter of Transmittal dated May 26, 2011 (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the "Offer").

        Platinum takes no responsibility for the accuracy or completeness of any information contained in the Offer to Purchase or Letter of Transmittal or incorporated by reference from such documents into this Schedule TO or for failure by the Offerors to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.

        The information in the Offer to Purchase is incorporated herein by reference.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) Platinum is the subject company. The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 7—Certain Information Concerning Platinum" is incorporated herein by reference.

        (b) The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 6—Price Range of Shares; Dividends" is incorporated herein by reference.

        (d) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 6—Price Range of Shares; Dividends" is incorporated herein by reference.

        (e) None.

        (f) The information set forth in the section of the Offer to Purchase entitled "Special Factors—Background of the Offer" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) through (c) Pacific International Group Holdings LLC is the filing person. The information set forth in the sections of the Offer to Purchase entitled "The Offer—Section 8—Certain Information Concerning the Offerors" is incorporated herein by reference.

        (a) and (c) Syd Ghermezian is a filing person. The information set forth in the sections of the Offer to Purchase entitled "The Offer—Section 8—Certain Information Concerning the Offerors" is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

        (c) None.

        (d) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Dissenters' Rights; Rule 13e-3" and "Schedule A" is incorporated herein by reference.

        (e) None.

        (f) Not applicable.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (a) and (b) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Background of the Offer" and "Special Factors—Related Party Transactions" is incorporated herein by reference.

        (c) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Background of the Offer" is incorporated herein by reference.

        (e) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares" and "Special Factors—Interests of Certain Persons in the Offer" is incorporated herein by reference.

        (a) and (b) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Special Factors—Background of the Offer" and "Special Factors—Related Party Transactions" is incorporated herein by reference.

        (c) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Special Factors—Background of the Offer" is incorporated herein by reference.

        (e) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares" and "Special Factors—Interests of Certain Persons in the Offer" is incorporated herein by reference.

Item 6.    Purposes of Transaction and Plans or Proposals.

        (a), (b) and (c)(1) through (8) The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Special Factors—Purpose and Structure of the Offer; Reasons for the Offer," "Special Factors—Plans for Platinum After the Offer; Certain Effects of the Offer," "Special Factors—Conduct of Platinum's Business if the Offer Is Not Completed," "The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration" is incorporated herein by reference.

        (a), (b) and (c)(1) through (8) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Introduction," "Special Factors—Purpose and Structure of the Offer; Reasons for the Offer," "Special Factors—Plans for Platinum After the Offer; Certain Effects of the Offer," "Special Factors—Conduct of Platinum's Business if the Offer Is Not Completed," "The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b) Not applicable.

        (c) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 11—Fees and Expenses" is incorporated herein by reference.

        (d) Not applicable.

        (a) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Section 9—Source and Amount of Funds" is incorporated herein by reference.

        (b) Not applicable.

        (c) For Syd Ghermezian, the information set forth in the section of the Offer to Purchase entitled "The Offer—Section 11—Fees and Expenses" is incorporated herein by reference.

        (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

        (b) Except for the transactions and agreements set forth in the section of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares", during the past 60 days, (i) none of the Offerors, its subsidiaries, and their directors and executive officers, have participated in any transaction involving the Shares and (ii) to the knowledge of the Offerors, none of Platinum, its subsidiaries, their directors and executive officers have participated in any transaction involving the Shares and no Platinum pension, profit-sharing or similar plan has been exercised. The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

        (a) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Special Factors—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

        (b) Except for the transactions and agreements set forth in the section of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares", during the past 60 days, (i) none of the Offerors, its subsidiaries, and their directors and executive officers, have participated in any transaction involving the Shares and (ii) to the knowledge of the Offerors, none of Platinum, its subsidiaries, their directors and executive officers have participated in any transaction involving the Shares and no Platinum pension, profit-sharing or similar plan has been exercised. The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 11—Fees and Expenses" is incorporated herein by reference.

        (b) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 11—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)(1) Platinum financial statements—The information contained in the section of the Offer to Purchase entitled "The Offer—Section 7—Certain Information Concerning Platinum" is incorporated herein by reference.

        The audited consolidated financial statements of Platinum as of and for the fiscal years ended December 31, 2009 and December 31, 2010 are incorporated herein by reference to Item 8 to Platinum's Annual Report on Form 10-K for the year ended December 31, 2010.

        (3) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 7—Certain Information Concerning Platinum" is incorporated herein by reference.

        (4) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 7—Certain Information Concerning Platinum" is incorporated herein by reference.

        (b) Pro forma financial statements—Not material.

        (c) Platinum summary information—The information contained in the section of the Offer to Purchase entitled "The Offer—Section 7—Certain Information Concerning Platinum" is incorporated herein by reference.

Item 11.    Additional Information.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares," "Special Factors—Related Party Transactions," "Special Factors—Interests of Certain Persons in the Offer," "The Offer—Section 10—Possible Effects of the Offer on the Market for the Shares; OTC Bulletin Board Quotation and Exchange Act Registration," "The Offer—Section 13—Certain Legal Matters" and "Schedule A" is incorporated herein by reference.

        (b) The information set forth in the section of the Offer to Purchase entitled "Special Factors—Security Ownership with Respect to the Threshold Condition," the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011.
(a)(1)(B)	Letter of Transmittal dated May 26, 2011.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle.
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011.
(b)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(8)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(10)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(11)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        The following sets forth information required by Schedule 13E-3 that has not already been set forth in Items 1 through 12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

  Item 7. Purposes, Alternatives, Reasons and Effects.

        (a-c) For Syd Ghermezian, the information set forth in the sections of the Offer to Purchase entitled "Special Factors—Background of the Offer" and "Special Factors—Purpose and Structure of the Offer; Reasons for the Offer" are incorporated herein by reference.

        (d) The information set forth in the section of the Offer to Purchase entitled "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations" is incorporated herein by reference.

  Item 8. Fairness of the Transaction.

        (a) and (b) The information set forth in the section of the Offer to Purchase entitled "Special Factors—Position of The Offerors Regarding the Fairness of the Offer" is incorporated herein by reference.

        (c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of Platinum. The information set forth in the section of the Offer to Purchase entitled

"Special Factors—Purpose and Structure of the Offer; The Offerors' Reasons for the Offer" is incorporated herein by reference.

        (d) A majority of the directors of Platinum who are not employees of Platinum have not retained an unaffiliated representative for the purpose of representing unaffiliated shareholders in negotiating the terms of the Offer or preparing a report concerning the fairness of the Offer. The information set forth in the section of the Offer to Purchase entitled, "Special Factors—Background of the Offer" is incorporated herein by reference.

        (e) The Offer has not been approved by a majority of the directors of Platinum who are not employees of Platinum. The information set forth in the section of the Offer to Purchase entitled, "Special Factors—Position of The Offerors Regarding the Fairness of the Offer" is incorporated herein by reference.

        (f) The information set forth in the section of the Offer to Purchase entitled, "Special Factors—Position of The Offerors Regarding the Fairness of the Offer" is incorporated herein by reference.

  Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a) and (b) To our knowledge, Platinum has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Offer. The information set forth in the section of the Offer to Purchase entitled "Special Factors—Background of the Offer" is incorporated herein by reference.

        (c) Not applicable.

  Item 12. The Solicitation or Recommendation.

        (d) The information set forth in the section of the Offer to Purchase entitled "Special Factors—Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

        (e) The information set forth in the section of the Offer to Purchase entitled "Special Factors—Background of the Offer," "Special Factors—Position of The Offerors Regarding the Fairness of the Offer," and "Special Factors—Security Ownership with Respect to the Threshold Condition" is incorporated herein by reference.

  Item 16. Exhibits.

Exhibit No.	Description
(c)	None.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: May 26, 2011

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC
/s/ SYD GHERMEZIAN
Name: Syd Ghermezian
Title: Manager

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011.
(a)(1)(B)	Letter of Transmittal dated May 26, 2011.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle.
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011.
(b)	None.
(c)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(8)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(11)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(e)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
(g)	None.
(h)	None.

QuickLinks

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED UNDER COVER OF SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX